SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 8, 2017 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 8, 2017, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In million of Pesos
	06.30.2017	.06.30.2016
Net Result (twelve-month period)	5.028	8.537
Gain / Loss attributable to:
Company’s shareholders	1,511	4.803
Non-controlling interests	3.517	3.734
Other integral results of the period	5.356	5.039

Total integral results of the period	10.384	13.576
Attributable to:
Company's shareholders	2.603	5.364
Non-controlling interest	7.781	8.212

Shareholders’ Equity:

Capital stock	499	495
Treasury shares	3	7
Comprehensive adjustment of capital stock	64	64
Comprehensive adjustment of treasury shares	1	1
Additional paid-in capital	659	659
Premium for trading of treasury shares	20	16
Legal Resreve	83	83
Special Reserve	1,516	1,516
Cost of treasury shares	(24)	(32)
Changes in non-controlling interest	243	118
Conversion reserve	2,123	1,040
Reserve for share-based payments	103	95
Reserve for future dividends	-	31
Reserve for defined benefit plans	3	(6)
Other Subsidiary reserve	23	21
Reserve for purchase of securities issued by the Company	25	32
Retained earnings	11,064	9,521

Shareholders’ Equity attributable to controlling company’s shareholders	16,405	13,661
Non-controlling interest	32,768	23,539
TOTAL SHAREHOLDERS’ EQUITY	49,173	37,200

In million of Pesos
Adjustment of previous periods	06.30.2017	06.30.2016
Corresponds to the adoption of the changes to the NIC 16 " Property, plant and equipment" and to the NIC 41 "Agriculture" regarding to producing plant	(7)	11
Correponds to the change in the accounting policy of "Investment Properties" from the historic cost model to fair value model, according to NIC 40	21,975	10,642
Total adjustments to the the previous periods results	21,968	10,653
Attributable to:
Company's shareholders	12,640	6,455
Non-controlling interest	9,328	4,198

With regard to paragraph l) section 5) of the Regulations, it is recorded that the Board has begun the analysis of the proposals that will be made to the next annual shareholder’s meeting, where the result will be informed to the shareholders and respective bodies, immediately after having been established by the administrative body.

In compliance to Article 62 (1) (6), (7) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the share capital of the Company is ARS 501,642,804, whose shareholding is divided into 501,642,804 nominative non-endorsable common shares of 1 nominal value each and entitled to one vote each.

The main shareholder is Inversiones Financieras del Sur S.A. with 154,462,970 shares, representing 30.79% of the issued and subscribed capital stock. It is a company incorporated and domiciled in Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo Uruguay. IFIS Limited is the ultimate controlling entity, domiciled at Clarendon House, 2, Church Street, Hamilton, Bermuda, HM CX, Bermuda.

We also report that as of June 30, 2017, excluding the shares of Inversiones Financieras del Sur SA and the treasury shares, the remaining shareholders had 344,825,083 registered non-endorsable common shares of 1 nominal value each with one vote each of the Company, which represents 68.74% of the issued and subscribed capital stock.

Among the new features of the twelve-month period ended June 30, 2017, the following can be highlighted

●
We decided to change the valuation method for the investment properties from historical cost to reasonable value, which was reflected in the company’s financial statements as of the IVQ of FY17.

●
 Net result for FY17 registered a gain of ARS 5,028 million compared to a gain of ARS 8,537 million in 2016 mainly explained by lower results from changes in the fair value of investments properties compensated by the results coming from Adama sale and the increase in Clal share price added to the fact that we are consolidating 12 months of 2017 in the Israel Business Center of our subsidiary IRSA compared to 6 months of 2016.

●
The 2017 campaign presented good climate conditions in the region, except in Bolivia where climate was adverse. We have planted 203,000 ha and developed 13,326 ha in the region.

●
We have sold farms during the year for ARS 479 millones, registering a net gain of ARS 280 million.

●
During the year, our subsidiary Brasilagro acquired a farm of 17,566 ha of crop activity in the state of Maranhão for R$ 100 million.

●
Our urban properties and investments business observed good operating results in Argentina and Israel Business Center. EBITDA of the rental segments in Argentina increased by 27.8% in the compared year.

●
During 2017, IDBD has issued notes in the Israeli market for NIS 1,060 million at a fixed rate of 5.40% due 2019 to refinance its short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 8, 2017